SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 10, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James Sinclair

Date:   March 10, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

  TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - March 10, 2009

Tanzanian Royalty and Songshan Mining Co. Ltd. of Inner Mongolia, China

Conclude 30-year 3% Royalty Option Agreement on

Kabanga Nickel Properties in Tanzania

Tanzanian Royalty Exploration Corporation is pleased to announce the successful conclusion of its efforts to initiate a business relationship in China.

The company has entered into a royalty option agreement with Songshan Mining Co. Ltd. of Duolun, Inner Mongolia, China.  Under the agreement, Songshan Mining is granted an option to acquire Tanzanian Royalty's interest in its Kabanga nickel licenses located in northwestern Tanzania, subject to a 30-year 3% net smelter royalty in favour of Tanzanian Royalty.  Songshan Mining currently operates two iron mines in Inner Mongolia, China.

"It is our wish to be associated with mining exploration participants that represent the region of significant new primary demand," states Tanzanian Royalty Chairman and CEO, James E. Sinclair. "China is well positioned, in my view, to suffer less and recover first from present world economic conditions.  It has a long-term economic plan, and is motivated by the need for resources, not year-to-year price fluctuations, when identifying properties of interest."  China and Tanzania have long enjoyed good political and business relations.

The company's Kabanga properties comprise a project area with targets for nickel, cobalt and PGE mineralization.  It is in this belt that Barrick's Kabanga project is located.  The total land area covered by the company’s Kabanga project area is approximately 4,200 square kilometers.

The project area is situated within Proterozoic-age sediments of the Karagwe-Ankolean sequence of NW Tanzania, and is strategically situated to the N of the world class Kabanga Nickel mine, and the Kapalagulu PGE deposit. Principal rock types include metamorphosed sandstones, quartzites, shales, red beds, dolomitic limestones and cherts.

The region is tightly folded, with fold axes trending NNE.  Individual licenses have been selected proximal to strong aeromagnetic anomalies, believed to be an important stratigraphic control on Ni-Cu-PGE mineralization in the region, and known gabbro/norite bodies.

Of the licenses the company wishes to deal as Royalty Option Agreement, in terms of tenure (land mass) we now have dealt 60% to others.  Those licences the company still wishes to deal as Royalty Option Agreement represents 25.4% of our tenure, and those the company wishes to hold for its own account and are advancing represents 14.4% of our tenure, with 0.2% represented by borders.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Alternext US LLP have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.